Filed by CenterPoint Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Enable Midstream Partners, LP

Commission File Number: 001-36413

Date: May 6, 2021

TRANSCRIPT

The following is a transcript of CenterPoint Energy, Inc.’s (“CenterPoint Energy”) quarterly earnings conference call held at 7:00 a.m. Central time on May 6, 2021. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. CenterPoint Energy believes that none of these is material.

First Quarter 2021 Earnings Conference Call May 6, 2021

Philip Holder – SVP, Strategic Planning and Investor Relations

Good morning, everyone. Welcome to CenterPoint’s earnings conference call. Dave Lesar, our CEO, Jason Wells, our CFO, and Tom Webb, our senior advisor, will discuss the Company’s first quarter 2021 results.

Management will discuss certain topics that will contain projections and other forward-looking information and statements that are based on management’s beliefs, assumptions and information currently available to management. These forward-looking pastatements are subject to risks or uncertainties. Actual results could differ materially based upon various factors, as noted in our Form 10-Q, other SEC filings and our earnings materials. We undertake no obligation to revise or update publicly any forward-looking statement.

We will also discuss earnings guidance and our utility earnings growth target. In providing this guidance, we use a non-GAAP measure of adjusted diluted earnings per share. We previously referred to our earnings guidance as “guidance basis” EPS and will now refer to it as non-GAAP EPS or Utility EPS. Similarly, we will refer to our 6%-8% non-GAAP utility EPS target growth rate as the Utility EPS growth rate.

For information on our guidance methodology and a reconciliation of the non-GAAP measures used in providing guidance, please refer to our earnings news release and presentation, both of which can be found under the Investors’ section on our website. As a reminder, we may use our website to announce material information.

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This call is being recorded. Information on how to access the replay can be found on our website. Now, I’d like to turn the discussion over to Dave.

Dave Lesar – President & CEO

Good morning and thank you for joining us for our earnings call. We are observing a sense of normalcy starting to return here in Texas and in many of our other jurisdictions. Just as important to me is that I look forward to an opportunity to meet you in person and tell you about the amazing things we have accomplished in less than a year and what our strategy entails moving forward.

I want to share with everyone our excitement about the progress CenterPoint is making and our continued belief in the utility assets that we operate. We believe they are premium assets and want you to believe that too. Today, we will provide an update on the continued disciplined execution of our strategy that we outlined during our Investor Day just five short months ago. I hope you see that we are developing a track record of being consistent and accountable against the goals that we set.

As you know, I like to lead with headlines, and we have some worthy ones to cover this quarter.

1.

First, we delivered very strong results for the first quarter of 2021, including 47 cents of Utility EPS. Because the higher natural gas prices are pass through costs for our business, they did not impact this quarter’s utility results. In addition, our first quarter results are in line with recent historical trends in which the first quarter contributed close to 40% of the full year utility EPS. We are, of course, reaffirming our full year utility EPS range for 2021 of $1.24 to $1.26 and our long-term 6% to 8% utility EPS annual growth target. We are off to a great start for the year. So, let’s check the utility earnings box as being on track.

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2.

The second big headline is of course the announced agreement to sell our Arkansas and Oklahoma gas LDCs which is anticipated to close by the end of the year, subject to regulatory approvals. These are premium assets, and this was demonstrated by the level of interest we saw and of course in the price we got for them. The landmark valuation was 2.5 times 2020 rate base. This outcome was well beyond what even the most optimistic observers thought we would achieve. We saw extraordinary interest from over 40 parties, 17 of which made bids, including strategics, infrastructure funds and PE firms.

There are a number of key takeaways from this great outcome:

First, it validates our strong and stated belief that our remaining gas LDCs are significantly undervalued and investors should rethink their position as to the value of our remaining gas LDCs in our share price.

This also illustrates the strength, viability and value of the broader gas LDC industry. The premium multiple these assets garnered in the marketplace shows that investors continue to see natural gas as an essential fuel that is an efficient, valuable and affordable energy source.

This transaction demonstrates how we can efficiently finance our industry leading rate base growth. This is a perfect example of the efficient capital recycling strategy we committed to you on our Investor Day. It’s a simple model, you sell at 2.5 times rate base and invest at 1 times rate base. Naturally, this begs the question if we would

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consider more LDC sales in the future. Currently, we’re content with our utility portfolio mix. But that being said, if we see another opportunity to recycle capital in a similarly attractive way, we would explore it as part of our broader strategy.

Our Investor Day plan highlighted that we had the opportunity to spend an additional $1 billion, over our current $16 billion 5-year capital plan. At this price, the LDC transaction will provide us with $300 million of incremental proceeds on an after-tax basis compared to the 5-year plan we showed you on our analyst day. We will first look to deploy this $300 million in incremental proceeds into high value utility capital spend opportunities that are part of those additional $1 billion in capital opportunities. This incremental capital spending is likely to be spent in 2022 and begin to flow into earnings in 2023 and allow us to continue to provide reliable essential services to our customers. Therefore, this transaction will not impact our long-term growth plans or earnings trajectory. On the contrary, we believe this will even more strongly support consistent 6%-8% utility earnings annual growth rate and our industry leading 10% rate base CAGR targets.

We previously committed to you a 2Q sales announcement and we delivered on that. So, let’s also check that box as being done.

Turning on to the Enable transaction. We anticipate the transaction between Enable and Energy Transfer to close in the second half of the year. We remain absolutely focused on reducing and eliminating our midstream exposure through a disciplined approach. And to reiterate what we said when we announced the news of a transaction back in February,

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completing this transaction also will not change our 6% - 8% utility EPS annual growth target or our 10% rate base CAGR. So that box stays checked as we remain on track to reduce midstream exposure.

3.

Turning to the impacts from the winter storm Uri. Last quarter, many of you questioned the incremental gas costs and the likelihood and the timing of recovery. We said that the storm’s impacts won’t change the utility EPS target range and they will not. We also said we believed we had a handle on the issue but needed some time to work through it with our regulators. Let me give you an update on what progress we have made on that front.

a.

First, in part, by actively engaging, auditing and challenging our gas suppliers, we have reduced our incremental gas costs by over $300 million since our initial estimates, resulting in reduced customer incremental gas costs exposure of $2.2 billion. We won’t stop pursuing these actions because we believe this is the right thing to do for our customers.

We are also beginning to seek the timely recovery of these costs through early adjustments to our normal cost recovery mechanisms – we have started recovery in Arkansas and Louisiana, including some carrying costs. Both Arkansas and Oklahoma have also passed legislation for securitization. In Minnesota, we are pursuing recovery of storm-related costs, including some carrying costs, through the existing gas cost recovery mechanism over a 2-year period. And in Texas, a state sponsored securitization bill on incremental gas costs has already

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passed through the house and is being considered by the senate. We believe there is good momentum behind the bill. The gas price recovery process has been well supported politically in each of these jurisdictions, thanks to the constructive nature of our jurisdictions and our legislators. So, while not completely behind us, we are getting closer to checking the incremental gas cost box.

4.

We have said all along that we have strong regulatory relationships and that belief is supported by our progress in working through this event. On the electric side, the Texas PUC is undergoing a complete turnover and we look forward to building our relationships with the new team. There has also been some legislative progress around the proposal to increase grid resiliency in Texas. In Texas, several proposed bills have been moving that are intended to protect systems and customers from a repeat of the electric disruption we saw in February. We are very encouraged by the progress and we see this as an opportunity for the system as a whole to find better ways to serve our community.

5.

We remain on course for our $16 billion plus capital spending program and industry leading 10% compounded annual rate base growth target over the next five years. For 2021, we are on track to spend the full $3.4 billion outlined on our Investor Day. Similar to our earnings, there is a seasonality to our capital spend where we typically ramp up spending as the year progresses. As stated previously, we have opportunities above our current $16 billion 5-year plans, and the $300 million in incremental proceeds from the ultimate sale of our Arkansas and Oklahoma LDC assets transaction will provide additional capacity for us to pursue some of these if we so choose. So, let’s check the capital spending box as being on track.

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6.

We have talked about our industry-leading organic customer growth rates. Despite the impact of Covid we again saw about 2% growth rates quarter over quarter reinforcing the value of the fast-growing markets that we serve. That organic growth plays a part in keeping our service costs reasonable for our customers. In addition, we take a disciplined approach to reducing our O&M expenses to benefit our customers. We are on track to reduce O&M by 2-3% in 2021. However, given the incremental opportunity set we see to reinvest in the business, we may take the decision to reinvest some O&M savings back into our utility assets this year. This is also a great luxury to have. So, for 2021 on O&M, let’s check that box as being on track.

7.

Next up is our commitment to environmental stewardship. We are well underway in developing and then announcing what we believe will be an industry-leading carbon strategy. On that front a critical constructive piece of news was recently received in Indiana – where we received a very positive Indiana Director’s Report for our IRP. Though our Indiana IRP does not require approval, the Director’s Report has provided us with the confidence that we are heading down the right renewable path with both regulators and our communities. Since our last earnings call, we have reviewed our updated ESG plans with our board and are preparing a rollout of our transition to Net-Zero. We should be in a place to disclose these exciting plans in the 3rd quarter. Since this is still a work in progress, we cannot check the box here, but I am very happy with the progress that we are making.

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So thank you all for spending your time with CenterPoint this morning. I have been looking forward to these calls every quarter because we have so many exciting things to share with you as we execute our long-term strategy that we outlined on Investor Day. I strongly believe that the strategy we laid out and the progress we have made so far more than demonstrate what a unique value proposition CenterPoint offers.

With that, let me turn the call over to Jason.

Jason Wells – Executive Vice President & CFO

Thank you, Dave, and thank you to all of you for joining us this morning for our first quarter earnings call. Just to echo Dave’s sentiment, we’re looking forward to seeing more of you in person in 2021.

To continue the theme of execution and delivery, I want to start by reviewing our quarterly results with you as well as provide some incremental details on a few events Dave highlighted.

Let me get started with our first quarter earnings.

FIRST QUARTER PRIMARY DRIVERS (slide 4)

On a GAAP EPS basis, we reported 56 cents for the first quarter of 2021, compared to a loss of $2.44 for the first quarter of 2020.

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Looking at slide 4, we reported 59 cents of non-GAAP EPS for the first quarter of 2021, compared to 60 cents for the first quarter 2020. Our utility EPS was 47 cents for the first quarter of 2021, while midstream investments contributed another 12 cents of EPS.

The notable drivers when comparing the quarters are strong customer growth across all of our jurisdictions and rate recovery which make up 5 cents of the favorable impact.

Our disciplined O&M management contributed another 3 cents of positive variance for the quarter.

The growth drivers were partially offset by the 9 cents from share dilution due to the large equity issuance back in May 2020 and 3 cents due to the non-recurring CARES Act benefit we received last year.

LDC SALE PROCESS UPDATE (slide 5)

Turning to slide 5, we were very pleased with the high level of interest we received for our Arkansas and Oklahoma gas LDCs, as we have conveyed through the entire process. As Dave said, there were interested parties across the spectrum which drove a highly competitive auction process.

The successful outcome emphasizes the high-quality nature and supportive regulatory frameworks that are present in all of our businesses.

We’re preparing to commence the regulatory approval process and anticipate a close by the end of the year.

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The integrated nature of the operations between these 2 jurisdictions will also accelerate the carve out and integration process with the new owners as we work towards closing and will facilitate delivering on our commitment of reducing any remaining allocated O&M.

As shown on the slide, this transaction priced at $2.15 billion inclusive of $425 million of incremental gas cost recovery.

The $1.725 billion in proceeds, after the natural gas cost recovery, represents a multiple of 2 and half times 2020 rate base and a multiple of 38 times 2020 earnings for the businesses.

This earnings multiple is based on the purchase price of $1.725 billion, reduced by approximately $340 million of implied regulatory debt, compared to $36 million of 2020 full year earnings.

This transaction multiple, consistent with some of the highest multiples paid for gas LDCs, demonstrates that the market continues to see Gas LDCs playing a pivotal role in our country’s energy supply by providing affordable, efficient and lower-carbon energy sources for our customers.

The net proceeds from this sale are estimated to be $1.3 billion after taxes and closing costs as our Arkansas and Oklahoma assets have a relatively low tax basis of approximately $300 million.

While there has been a lot of focus on tax leakage, we were clear on our investor day that our 5-year plan assumed full tax for the gain on sale for these assets given the low tax basis.

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Therefore, the headline is the competitive auction process will, at close, result in generating an additional $300 million in after-tax proceeds than what was assumed in the original 5-year plan.

To zero in on the use of the incremental $300 million of proceeds, we will prioritize funding an increase in our capital investment plan. It is important to note this incremental capital will be deployed in 2022 and as a result, will likely impact 2023 earnings and beyond once the capital has been approved in rate base.

We will also evaluate using some of the excess proceeds to delay the start of our at–the–market equity program that was originally slated for 2022. We’re grateful to have these options.

I’d also like to reiterate that this disposition will not change our 2021 Utility earnings guidance range.

It is also important to reiterate Dave’s point that the premium multiple achieved through this transaction as well as the performance of the systems through the recent winter storms reinforces that there are many states that see natural gas as a viable low carbon fuel source and the market has been undervaluing these assets. And, as renewable fuels continue to advance, our systems will have the proven capabilities to adapt and evolve along with them.

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MIDSTREAM PLAN (slide 6)

Turning to slide 6, Dave discussed that we are still on pace to close the Enable and Energy Transfer merger in the second half of this year and then will look to liquidate our midstream position in a disciplined but efficient manner.

As a reminder, we will have $385 million of ET preferred units that we can liquidate at any time after the merger closes.

The 200 million Energy Transfer common units we will receive in the merger will be registered through a process that will likely take 2-3 months after close.

We will have the flexibility to either dribble the units into the marketplace or sell through up to 5 block offerings.

As we have noted in the past, our negative tax basis in Enable will carry over to the Energy Transfer units and will result in an effective 50% tax on the sale.

As previously discussed, we continue to explore tax mitigation strategies across the company to offset the burden that may come with the common unit sales and continue to have confidence we can reduce the tax leakage.

As a result, I’d like to reaffirm that the sale of the ET units will not change our utility EPS growth target of 6%-8% annually.

WINTER STORM RECOVERY UPDATE (slide 7)

As Dave mentioned, we have actively worked with suppliers which has, in part, helped to reduce the overall incremental gas costs from the winter storm to $2.2 billion, down from the $2.5 billion we signaled last quarter.

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In addition, CenterPoint, regulators and legislators have all been working over the past few months to align on cost recovery methods that suit the needs of all of our stakeholders.

As laid out on slide 7, we have multiple mechanisms available to us for cost recovery. 2 states have already initiated interim recovery, another 2 states have enacted a legislation enabling securitization, and Texas has a securitization bill pending.

Between the securitization, sale of the LDCs, and the interim rate recovery, we now expect between $1.6 and $1.7 billion of the total incremental gas costs to be recovered before the one-year anniversary of the storm, assuming the Texas securitization bill is signed into law.

We are grateful for the diligence of our regulatory team and the constructive support of our commissions across our jurisdictions for getting us to this point.

Turning to financing updates, we closed our $1.7 billion CERC senior notes offering on March 2nd, which included $1 billion of floating-rate notes and $700 million of fixed rate notes both due in 2023.

The proceeds from the $1.7 billion issuance were used to pay for incremental gas costs from the winter storm and the notes have an optional redemption date at any time on or after September 2nd of this year giving us full flexibility to pay down this debt consistent with our regulatory recoveries.

Recovery of the carrying costs in the majority of the impacted states such as Texas, Louisiana, Arkansas, and Oklahoma will help offset the incremental interest cost from this debt issuance.

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Our current liquidity remains strong at approximately $2.1 billion, after the issuance of the senior notes proceeds and payments made for the incremental gas costs.

Our long-term FFO/Debt objective is between 14% - 14.5% and is consistent with the expectations of the rating agencies. We continue to actively engage with them, and they are comfortable with the outlook and thresholds we have indicated.

I’d like to reiterate we have no large equity issuance needs over our current planning horizon and can now reevaluate the need for our ATM program in 2022, depending on how we utilize the expected proceeds from our LDC assets sale.

I hope it’s becoming clear that our story is streamlining nicely as we prove to you, our investors, that we are delivering on our plan as outlined.

We are reducing our exposure to non-utility business, re-aligning our balance sheet to reduce our reliance between intercompany borrowings and parent debt, and committing to efficient funding of our industry leading rate base growth.

These are the updates for this quarter.

Both Dave and I are excited about the direction CenterPoint is taking, and we cannot wait to share more good news with you as we continue to execute on our plan throughout 2021 and beyond.

I’d like to now turn the call over to Tom Webb, our senior advisor, to discuss one of the important pieces of our plan through which he has been closely advising us – the O&M cost savings and continuous improvements deliverables here at CenterPoint. Over to you, Tom.

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Tom Webb, Senior Advisor

Thanks Jason, five months after our ‘strategy-revealing’ investor day, CenterPoint, as you just heard, is well underway executing its strategy. It is

•	dispensing with volatile non-core, non-utility businesses - think Enable

•	implementing efficient financing - think gas LDC sales

•	introducing clean energy - think coal closures, renewable additions, and much more; and

•	improving performance - think ‘continuous improvement’ - a whole new culture.

Dave and Jason already have highlighted details about each of these. As strategic changes are nearing completion, our premium utility operation is humming. I hope you see it, I hope you feel it - we really ‘sweat the details so you don’t have to’.

We have superior rate base growth – delivering needed capital investment. Our growth rate target of 10% outstrips the peer average of about 7%.

Our resulting utility EPS growth target, at 6% to 8% every year, is well above the peer average of 5%. And our customer growth, at 2%, is something we would celebrate at my old company! With top quartile customer satisfaction, we still seek to hold down customer price increases - reducing our O&M cost by 1% to 2% every year. Coupled with customer growth, this creates a lot of headroom for the needed capital investment.

On slide 8, please look at the box on the left. Five months ago, we showed you our five-year plan to reduce cost 1% to 2% each year. We added the detail for 2021, during our last call. And here you can see our progress in the First Quarter. We planned for a fast start with 2021 – down 2% to 3% - with results in the first quarter faster yet. Please keep in mind, some of this is timing. We still expect to reduce costs by about 2%-3% for the year.

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As you know, one of our tools is our ‘Continuous Improvement’ initiative—we improve our processes from the ground up to enhance

•	safety – every day

•	quality – doing things right the first time

•	delivery – doing things on time

•	cost – we see and eliminate waste; and

•

morale - higher and higher every day. Yes, morale. Each day I observe more who are proud to wear the colors. ‘Continuous improvement’ takes time to ramp up. It’s a powerful process. It shifts dependence from heroic individual work to better processes that can be repeated. As we succeed at ‘eliminating human struggle’ – the cost will fall out.

My favorite chart is on the right. We take on the headwinds; we take advantage of the tailwinds – we deliver our EPS commitment consistently, every year. We really do ’sweat the details...so you don’t have to......’.

As I’ve experienced elsewhere, this management team may do so well on cost reductions that it can pull ahead work from next year, reinvesting savings to benefit our customers, sooner. We did this last year. We maximize resources for customers AND deliver our commitment to you, our investors - no more, no less. A win-win. Dave, Jason, and this superb leadership team know the secret sauce – they are working for both, our customers AND our investors. No ‘ORs’ here.

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Thank you for letting me play a small role on the team. Back to you Dave….

Dave Lesar – President & CEO

I want to reemphasize what we consider critical elements as we transform CenterPoint into the premium utility we believe it can be.

•	We will continue to deliver sustainable, predictable, and consistent 6%-8% earnings growth… year after year

•	With our industry leading organic customer growth and our disciplined O&M management, we believe we can generate robust capex and 10% rate base growth, while continuing our focus on safety

•	We also look forward to unveiling our enhanced ESG strategy that will put us as an industry leader for a net-zero economy

•	We will continue to keep our eyes on maintaining and enhancing our balance sheet and credit profile

•

We have executed on our capital recycling strategy through our announced gas LDCs sale at 2.5 times rate base and investing at 1 times rate base, and we will continue to explore opportunities to do more of this.

•	We remain absolutely committed to delivering an economically viable path to minimize the impact of our midstream exposure and eventually eliminate it

•	And finally, as we work to move towards a fully regulated business model, we continue to stay focused on our utility operations and improving the experience for our customers

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I hope you will join us on this path of transitioning CenterPoint into a premium utility. While myself, our team, and our employees are only 10 months into this new journey, I could not be more pleased by the momentum we have, what we have accomplished, and the bright future we see for CenterPoint. What you see is the new CenterPoint, where you can expect consistent and predictable earnings and rate base growth, world-class operations and growing service territories, and a commitment to delivering on our promises to you, our investors. We sweat the details, so you don’t have to…

Q & A

Operator:

Our first question is from Insoo Kim of Goldman Sachs

Insoo Kim:

Thank you. My first question is in Texas and the pending legislation for securitization there. Thanks for the color there but could you give a little bit more detail based on your efforts on the ground what do you think the chances are of it getting passed in this session that is coming to a close in the next few weeks? And if it doesn’t pass this session, what are the different pathways from here for the regulatory process?

Dave Lesar:

Yeah. It’s a question obviously that we expected, number one. Number two, I’m going to let Jason handle it because he is working hand in hand with Jason Ryan who is our Regulatory Affairs leader who is essentially in Austin now every single day. And as I said they’re working hand in hand on this. Jason, why don’t you answer the question?

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Jason Wells:

Thanks, Dave. Good morning, Insoo. I’d say obviously the legislature here in Texas has a number of priorities in front of it right now, but we continue to remain optimistic that the securitization bill for gas cost recovery will be signed into law. At the end of the day, it’s probably the most constructive outcome for all stakeholders. It minimizes or reduces the bill impact for customers by spreading the recovery out over a much longer period of time and it helps keep the debt off the balance sheet of the gas LDCs. And I think the constructive nature of this tool is sort of well understood by all. And while we remain optimistic that it will be signed into law and to your point, it is important to note that the Texas Railroad Commission has been very constructive signaling that the gas LDCs will be eligible to recover carrying costs as we look to probably recover these costs over about a three-year period of time, again, in the event that the securitization bill is not signed into law but we remain optimistic, as I mentioned. As an aside, Dave and I will be joining Jason Ryan and our team there in Austin in a little over a week to meet with the new PUC commissioners, the Railroad Commission and other legislatures to continue to make sure that CenterPoint is supporting the state’s objectives. And as I said, I think we remain optimistic that this bill will be signed into law here at this legislative session.

Insoo Kim:

Got it. That’s good color. My second question is for Dave on the gas utility scale given the color you gave on the number of the number of bidders, the amount of interest and ultimately the multiple that it’s generated. Just from your standpoint, how do you balance that enthusiasm and what that implies for the potential growth opportunity for gas utilities and investments there? Looking at your other jurisdictions potential for not just pipe modernization but perhaps items like RNG or hydrogen, how do you balance the multiple that you’ve seen recently versus potentially those organic opportunities that you could take advantage of and your other systems longer term?

Dave Lesar:

Yeah. It’s obviously a great set of options to have because I think one of the things that the sale demonstrated is that clearly the value of our gas LDCs that remain behind are worth more and our share price than I think is reflected today. As I said in my comments, I think we do have an obligation to sort of look at that price we got and then look at the overall options we have as an organization. But I think as we said in our Analyst Day, we have significant capital spend opportunities in our remaining gas LDCs. We like those LDCs. We like the markets that we’re in. But if we find an opportunity to look at monetizing them as I indicated, we have an obligation to do so.

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But we would certainly not do that unless we saw an opportunity to reinvest it back in our business, in our regulated business, something that would have to be accretive to our current 6% to 8% growth rate and really have an impact on the balance sheet.

So, we’re still sort of digesting the level of interest that was there, the price we got. But I can tell you it is a great place to be right now.

Operator:

Our next question is from Shar Pourreza of Guggenheim Partners.

Shar Pourreza:

Good morning. Just, David, sorry to hound on this, but let me just follow up on the prior question that was asked and maybe a little bit more theoretical. Assuming you do look for further action optimizations on the LDC side to maybe capitalize on these multiples. Do you believe you can efficiently redeploy that capital quick enough where a potential larger transaction could still be earnings accretive? I mean you’ve pointed out that you clearly have incremental spending opportunities not really capital constrained especially as you bring to light further decarbonization plans. So, maybe a little bit of a theoretical question but just thoughts there as you drill down.

Dave Lesar:

I mean it’s a – it is a theoretical question. And I think the way to answer it is first of all, we’re not going to do anything crazy here. We’ve got a great business. The gas LDCs are wonderful businesses to own right now. And I think that we would take a very rational and I think systematic approach to looking at doing something different. I mean we clearly, as we’ve signaled have, $1 billion of capital spend on top of the $16 billion we discussed at our Analyst Day.

But I always sort of fall back to, what is your base strategy. And I said it when I answer the last question, we’re not going to do anything that is not accretive to our 6% to 8% growth rate. So I think that sort of signals the timing that we would want to do. We’re not going to do anything that impacts the fixing up of our balance sheet and getting to the credit metrics that we want. That would signal I think the timing. And it has to be consistent with our strategy of becoming more and more regulated. So, I think there is a way to thread that needle. But as I said earlier, we’re still digesting the opportunity that has been put in front of us with the price that we got for these LDCs. So, give us a chance to digest it and then we’ll see what – how to take advantage of this great opportunity. It’s either got to show up in the share price or we’ll look at other options.

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Shar Pourreza:

Fair enough. Fair enough. Thank you for that. And then just lastly for me shifting to the cost cuts and reinvestment which is near and dear to Mr. Webb’s heart. It looks like you guys you’re on plan with the 1% to 2% O&M reduction target and you showed some modest reinvestment from the tail end of 2020. Just looking at that $44 million in cost cuts over the near term, can you just, Dave, elaborate on your comments that you may convert some of that savings into capital and then theoretically you could unlock over $700 million or more of capital with your longer-term savings target in the book here without impacting customer rates. So maybe just for some thoughts on O&M versus CapEx ratios.

Dave Lesar:

Sure. Now, let me just give a bit of an editorial comment. They’re near and dear to my heart and Jason’s heart and everyone else’s hearts in addition to Tom. But I’ll let Jason answer this specific question.

Jason Wells:

Obviously, we’re incredibly pleased with the continued performance of the O&M discipline here. The team has really embraced continuous improvement, delivered well last year and that’s carrying through our first quarter results. In terms of the enhanced capitalization that’s referenced on the slide, I think that’s sort of a natural by-product of the increase in our capital investment plan that we announced you know as part of the Analyst Day presentation where we signaled $3 billion of incremental capital over the five-year plan. Effectively, that gives us the opportunity to allocate more overhead to capital than expansions given sort of the ratio of capital to O&M. And so, I wouldn’t fundamentally see that category significantly changing. It might modestly change as we pulled some of the capital investment opportunities that Dave has been alluding to in. But where our focus really is, is beginning to look at the execution of our core work, really driving first time quality. And I think that’s where we’ll see beginning of the material opportunities in front of us from a continuous improvement standpoint.

Shar Pourreza:

Terrific. Thank you, guys – congrats on the execution.

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Operator:

Our next question is from Steve Fleishman of Wolfe Research.

Steve Fleishman:

Good morning. So just on the gas LDC sales, I’m not sure you can give this color but just, would you say that there was a lot of bidders that were kind of close to the range of the outcome such that this is not kind of like a fluke price, so to speak, that they were several other bidders above the range that you had been targeting?

Dave Lesar:

I’ll answer it. Let Jason throw anything on. There were a number of bidders that were right on top of each other and it was a difficult decision for us. But in the end, we thought Summit was the right answer because of price and certainty of close and all the other things you typically would look at in a transaction, but this was clearly not an outlier.

Steve Fleishman:

That’s very helpful. Thank you. And then on the – just thinking of your talk of a future sale obviously being tied to having something to redeploy the money in, is there – are there some other rate-based opportunities beyond that $1 billion kind of increment that are starting to come into any view or it would have to be an acquisition or some other just more maybe extending the plan in the future that would drive that?

Dave Lesar:

I don’t ever want to rely on having to do M&A to drive your business and grow your business. It is a way to grow a business in my view because of the premium you typically have to pay. It’s an inefficient way. And I think that we see sufficient capital spend opportunities out there. While you were asking the question, Jason was smiling and nodding his head. So I will – I’ll let him answer it from here.

Jason Wells:

Thanks, Dave. Obviously, we’re pleased with the organic growth opportunities that are present here and we’ve talked a lot about this $1 billion of incremental capital that we have. But there are to your point, Steve, other opportunities that that may materialize. I think the State of Texas here looks at different ways to minimize the risk of a future winter storm. There’s been a lot of focus on grid resiliency, things like introducing economic criteria for

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building incremental electric transmission lines, things like making sure that there’s greater levels of great control in the event that there are outages and helping minimize the impact of extended outages to communities. I think to the extent that those bills are passed by the state legislature and signed into law, I think that that could create incremental capital opportunity for us to redeploy. And then we continue to look at the coal transition in Indiana as a possibility for owning incremental amounts of renewables as opposed to securing that transition through a power purchase agreement. So, I think on top of $1 billion that we’ve been discussing, we do have the potential for increased capital deployment opportunities.

Steve Fleishman:

And then just one more tied to the last comment in Indiana that director’s letter that you got, could you just give a little more color on that and better visibility you have into doing the renewables program there?

Jason Wells:

We were pleased with that. That recent letter by the director there of the Indiana commission. Effectively, we had received some feedback on our original integrated resource plan that had asked us to consider sort of more diversity of fuel sources sort of more clarity on anticipated electric demand, proposing a smaller percentage of natural gas fired facilities. And we incorporated that feedback earlier this year as we mentioned, filed it. And so the directors report that you’re alluding to, I think acknowledged the clear progress that we have made in being responsive both to the commission feedback as well as the broader community and customer feedback in Indiana.

So I think it’s a – it’s reflective of the fact that we feel that there is strong support for the coal transition plan that we have outlined previously.

Operator:

Our next question is from Durgesh Chopra of Evercore ISI.

Durgesh Chopra:

Dave, I was just kind of curious your comments around some sort of – you’re able to reduce the storm cost. I think you said $300 million by audits and some sort of, you know, looking at your records on the gas side of things. Could you just elaborate on that? I’m just wondering if that’s an opportunity for some of your peers to do that as well.

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Dave Lesar:

Well, I don’t know what – the contracts at our peers have look like. What we’re doing is we’re focusing on the excess gas costs that we incurred, because as I said earlier, they’re past due costs for us and we have an obligation to our customers to make sure that we’re paying for per the contract. We’re trying to negotiate. We’re trying to do everything, audit all the things that we listed. But we’re doing them really to make sure that we are getting the best outcome for the customers because as I said, they’re passthrough costs. Jason, I don’t – if you can add anything into that but it probably covers it?

Jason Wells:

I think it’s definitely contract specific. And as you can imagine, many of the suppliers alleged throughout the event force majeure clauses. We challenged some of those. I think also some of the gas suppliers recognize the impact that this storm has had on sort of the broader communities we have the impact to serve. And so, I think it was a collective effort of – as we’ve talked about, sort of challenging some of maybe the contractual provisions, how that – how the contract was interpreted as well as sort of working to find a constructive solution, again, for all stakeholders. And I think that we’re happy with the progress we’ve made and we’ll continue to advocate on behalf of our customers.

Durgesh Chopra:

That’s great, guys. Excellent. Thanks for the color. Maybe just really quickly to the extent that you can on Enable sort of exit here, is it sort of a 5-year plan or a 10-year plan, just any color you can share there. Thank you.

Dave Lesar:

I can guarantee you it’s not a 5 or 10-year plan. It’s much more aggressive than that at all. Jason is going to execute for it, so I’ll let him answer it specifically. But do not even for a second have in your head it’s 5 or 10 years.

Jason Wells:

Our strategy is to eliminate our exposure to midstream once the energy transfer Enable merger closes, and we’re still not providing a direct timeline. We want to be disciplined and efficient and maximize the proceeds from the disposition. And we will aggressively eliminate our exposure to midstream once the deal closes.

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Operator:

Our next question is from Julien Dumoulin-Smith of Bank of America.

Julien Dumoulin-Smith:

Good morning, team. Actually, if I can stick with the last conversation a brief, can you elaborate what other elements you could pursue here? I mean, we’ve seen some of your peers valuing litigation, et cetera. Just what’s your sense of confidence to materially bring up that $300 million in reduced costs and bring down that $2.2 billion, as you see it? Have you largely exhausted this or is there still a good chunk to go here?

Dave Lesar:

I think we’ve seen probably the largest movement to-date. We are continuing to work with a handful of suppliers on what I would consider to be a much more narrow opportunity set. So I wouldn’t look to see probably as significant in reduction as we reported today, but we’re also at the same time not done with those conversations. As I said, we’ll continue to advocate on behalf of our customers, but I wouldn’t expect it to materially change.

Julien Dumoulin-Smith:

Got it. And then, another little bit more of a detail here. You talked about reinvestment of O&M back in the utility assets. You talked about having a little bit more capital on hand. Can you elaborate a little bit more what we should be seeing here in terms of both the financial impacts from 2021 and 2022 on a net EPS basis, but more importantly just a timing on when you come back, just given that you’re talked about something that’s just so imminent here?

Dave Lesar:

I think, let me again start by answering and throw it to Jason. I think it’s – you think – you got to think of sort of excess capital in two buckets here. One is the $300 million plus that we will get from the gas LDC sales. Since we don’t expect that transaction to close until about the end of the year or thereabouts, that’s really capital we can spend in 2022 which will go into rate base and start impacting earnings in 2023. We, of course, have a lot more optionality around the reinvestment of the O&M savings. And now, I’ll let Jason give a little color on how we’re thinking about that, where we might spend it, how we might spend it.

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Jason Wells:

Yes. But I think it’s important to maybe take a quick step back, too. I mean, I think we feel like there’s a privilege. We have a privilege to serve some of the most premium jurisdictions here in the US. And we have the privilege to have industry-leading rate based growth, top of the industry earnings growth. That said, as we think about a premium valuation for the company, we think that that rarely materializes with consistent delivery on our earnings. And so, in year where we maybe accelerate some of the continuous improvement opportunities or we have better-than-expected weather, we will look to reinvest some of that savings back into the business for the benefit of our customers. We think long term, that creates the best possible service for our customers and the path to a premium utility valuation. And so, as we make progress on O&M and if we are doing better than expected, we will likely, as I said, reinvest that back in the business. As Dave mentioned, the capital investment opportunities, I really think about that as sort of more of 2023 earnings impact just given the time period between executing that capital and then putting it into rates for recovery. So hopefully, that gives you a little bit of sense of how we’re thinking about the O&M and capital opportunity progress.

Operator:

Our next question is from Michael Weinstein of Credit Suisse.

Michael Weinstein:

Just to continue the conversation on capital opportunities. As especially as you’re trying to go to net carbon zero, maybe you could talk a little bit about opportunities for with RNG investments and methane reduction – methane leakage reduction. And then also anything on EV charging opportunities that may be emerging and fleshing out the plan. Is this something that – are these things that could become upside to your current plans?

Dave Lesar:

You sound like you’re sitting in our management committee room as we’re discussing the – all the great opportunities we have in front of us to get ahead of things on the journey toward net zero but also be able to add to our rate base. And again, I’ll let Jason give the details on what our thinking is there.

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Jason Wells:

I think on the gas side, we’re really fortunate to work in very constructive jurisdictions. We’ve highlighted our green hydrogen pilot up in Minnesota, the work that we’ve done on the renewable natural gas tariff. We clearly see that as a start to what is a long-term focus. We are actively working to develop the next round of pilot projects to make sure that we can efficiently generate the hydrogen that our system responds well to that introduction. We are working with suppliers on the RNG front. And I think the learnings that we have in Minnesota are certainly experiences that we can utilize more broadly and our gas footprint. And so, I think that there are certainly more to come with respect to RNG and green hydrogen for the company. And as you said, we are incredibly excited about the opportunity to play a role in the electrification of the transportation sector.

Thinking about here in Houston, it’s obviously the fourth largest city in the US but it is a very commuter focused city. And so, we see the opportunity to help with the build out of distributed charging networks that will help with the conversion of electric vehicles here in Houston and for that matter hopefully up in Evansville. And so, I don’t see these as materially changing kind of our rate base profile in the next couple of years but the work that we’re doing to gain experience, understanding and the support of the regulators I think will help support the long-term CapEx plan for the company. So certainly a lot more to come on these two fronts.

Michael Weinstein:

Great. And now just one follow-up on cost savings, the $44 million identified for this year. How can we expect that to flow in? I guess the $16 million already flowing in the first quarter - is that going to be mostly in the summer or we’re going to see a more evenly distributed throughout all four quarters?

Jason Wells:

I appreciate the question about timing. And I think what’s important to note is the company really embarked on a focus of continuous improvement starting with the second quarter last year. And as you can imagine, it was sort of ramping up into sort of building that muscle over the course of the year. And so, from a quarter-over-quarter standpoint, we probably are seeing the largest variance here in the first quarter and that will likely reduce each subsequent quarter as we kind of build into what was sort of the ongoing run rate at the end of 2020. So again, this is probably the largest variance you’ll see this year. And then as I’ve mentioned a couple of times here, to the extent that we continue to make incremental progress, I think it’s a really good opportunity to reinvest that savings in the business for the benefit of our customers and we will look to do so.

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Operator:

Our next question is from Jeremy Tonet of JP Morgan.

Jeremy Tonet:

You’ve got quite the pick-up with Jackie joining the IR there. CenterPoint is lucky to have her. So, I’d be remiss if I didn’t say that. But let me just...

Dave Lesar:

So you know she’s sitting right next to me with a big smile on her face to hear that.

We are thrilled to have her on the team.

Jeremy Tonet:

Maybe just a quick question here. You’ve talked a bit about the $1 billion CapEx. I’m wondering if we could drill down a bit more on this and what it could look like? What guardrails do you have here or what drivers or milestones could kind of make this real?

Dave Lesar:

Well, I think first of all, it is real. I think if you go back to how we described it at our Analyst Day, I think that is still sort of the operative strategy. One is to deploy the capital efficiently. And with a capital ramp-up that we have ongoing, it really is incumbent on us to make sure that we have the internal engineering resources, the project management resources, all of the sort of internal compliance guardrails you want to have around a fast increase in spend, so that when you spend a dollar, you’re spending it wisely. You’re spending it on behalf of your customer as you put it into your rate base. Second is finding the sort of capital to spend that billion dollars on the LDC. Clearly, helps there the O&M savings, help there with sort of the market reaction on the ET sale, the Enable sale to ET. There could be more proceeds there. So I really just want to reiterate something I said earlier and I hope you’re getting a flavor for it here today is, we have great capital spending opportunities in front of us, which is why as we sort of accumulate capital maybe above and beyond what we thought we would have in our Analyst Day, to grow the company, we’re not forced towards doing M&A. We are going to be able to invest it on a one-time investment basis in our business, in our territories and grow and protect and serve our customers here. So as I said a number of times, this is such a great position for us to be in because you throw organic growth on top of all that, that’s going to create additional capital spending opportunities. So that’s why in my view, we’re really sitting in the catbird seat here in terms of what we can do with this business going forward.

Not sure that answered your question.

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Jeremy Tonet:

That is helpful. Thank you for that. Maybe just a quick second one here. Just wondering broadly on tax mitigation strategies, you talked about the LDC here. But just wondering as it relates to Enable / ET, if there’s anything you can share there on that side?

Dave Lesar:

That is right in Jason’s wheelhouse, so I’ll let him answer that.

Jason Wells:

Thanks, Jeremy. One of the things that Dave and I took a look at when we when we joined was the fact that on a relative basis, we were paying higher taxes than a number of our peers. And I think what has become obvious as we’ve dug into the situation is we have not necessarily availed ourselves of all of the, what I would say to be common utility deductions. So, one classic example would be tax repairs where you have the opportunity to essentially expense or deduct immediately some investments that otherwise would have historically been capitalized. I don’t think we are fully taking advantage of that. We are currently in the process of conducting our study to support what would be a higher level of deductions. I am confident it will result in an increase in available tax deductions for the company. Not yet at this point where we’re ready to quantify it as the study is not complete. But again, just given the progress that we’ve made, we’re confident that that will meaningfully help reduce some of the tax burden which you mentioned from the ET sales. And so, we will likely provide a more fulsome update on that opportunity on future earnings calls this year.

Operator:

This concludes our question-and-answer session. I will turn the call back over to Phil Holder for closing remarks.

Phil Holder:

Thank you, everyone, for joining us today and for your interest in CenterPoint.

Operator:

This concludes CenterPoint Energy’s first quarter earnings conference call. Thank you for your participation. You many now disconnect.

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About CenterPoint Energy, Inc.

As the only investor owned electric and gas utility based in Texas, CenterPoint Energy, Inc. (NYSE: CNP) is an energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations that serve more than 7 million metered customers in Arkansas, Indiana, Louisiana, Minnesota, Mississippi, Ohio, Oklahoma and Texas. As of March 31, 2021, the company owned approximately $36 billion in assets and also owned 53.7 percent of the common units representing limited partner interests in Enable Midstream Partners, LP, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets. With approximately 9,500 employees, CenterPoint Energy and its predecessor companies have been in business for more than 150 years. For more information, visit CenterPointEnergy.com.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this document are forward-looking statements made in good faith by CenterPoint Energy, Inc. (“CenterPoint Energy” or the “Company”) and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements concerning CenterPoint Energy’s expectations, beliefs, plans, objectives, goals, strategies, future operations, events, financial position, earnings and guidance, growth, impact of COVID-19 and the February 2021 winter storm event on our business and service territories, costs, prospects, capital investments or performance or underlying assumptions and other statements that are not historical facts. You should not place undue reliance on forward-looking statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will,” or other similar words. The absence of these words, however, does not mean that the statements are not forward-looking.

Examples of forward-looking statements in this presentation include statements about our growth and guidance (including earnings and customer growth, capital investment and related opportunities, utility and rate base growth expectations, taking into account assumptions and scenarios related to COVID-19), the impacts of COVID-19 on our business, the impacts of the February 2021 winter storm event on our business and service territories, O&M expense management initiatives and projected savings therefrom, the performance of Enable Midstream Partners, LP (“Enable”), including anticipated distributions received on its common units, the announced merger of Enable and Energy Transfer LP (“Energy Transfer”) and minimizing our exposure to midstream, our regulatory filings and projections (including timing and amount of recovery of natural gas costs associated with the February 2021 winter storm event), our credit quality, financing plan and balance sheet expectations, the announced sale of our Natural Gas businesses in Arkansas and Oklahoma, environmental, social and governance related matters, including our carbon emissions reduction targets. We have based our forward-looking statements on our management’s beliefs and assumptions based on information currently available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions, and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

Some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions CenterPoint Energy receives from Enable, and the value of CenterPoint

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Energy’s interest in Enable; (2) the integration of the businesses acquired in the merger with Vectren Corporation (Vectren), including the integration of technology systems, and the ability to realize additional benefits and commercial opportunities from the merger; (3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in CenterPoint Energy’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of regulatory proceedings and actions and legal proceedings, including those related to the February 2021 winter storm event; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and CenterPoint Energy’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to CenterPoint Energy’s investment in Enable; (10) weather variations and CenterPoint Energy’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) CenterPoint Energy’s ability to fund and invest planned capital, and timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment, including costs associated with the February 2021 winter storm event; (13) CenterPoint Energy’s or Enable’s potential business strategies and strategic initiatives, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the announced sale of our Natural Gas businesses in Arkansas and Oklahoma, which may not be completed or result in the benefits anticipated by CenterPoint Energy, and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated by CenterPoint Energy or Enable; (14) CenterPoint Energy’s ability to execute operations and maintenance management initiatives; and (15) other factors described CenterPoint Energy’s Form 10-Q for the period ended March 31, 2021 and Form 10-K for the year ended December 31, 2020, including under “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Future Earnings” in such reports and in other filings with the Securities and Exchange Commission’s (“SEC”) by the Company, which can be found at www.centerpointenergy.com on the Investor Relations page or on the SEC website at www.sec.gov.

These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. You should not place undue reliance on forward-looking statements. Actual events and results may and often do differ materially from those expressed or implied by these forward-looking statements.

This document contains time sensitive information that is accurate as of the date hereof (unless otherwise specified as accurate as of another date). Some of the information in this document is unaudited and may be subject to change. CenterPoint Energy undertakes no obligation to update the information presented herein except as required by law. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about CenterPoint Energy and to communicate important information about CenterPoint Energy, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore, we encourage investors, the media, our customers, business partners and others interested in our Company to review the information we post on our website.

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Use of Non-GAAP Financial Measures by CenterPoint Energy

In this document, in addition to presenting its financial results in accordance with generally accepted accounting principles (“GAAP”), including presentation of income (loss) available to common shareholders and diluted earnings per share, CenterPoint Energy provides guidance based on non-GAAP income and non-GAAP Utility earnings per share (“Utility EPS”). Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure.

2021 Utility EPS includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes. Utility EPS excludes (a) earnings or losses from the change in value of CenterPoint Energy’s 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, (c) Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer, (d) cost associated with the early extinguishment of debt and (e) gain and impact, including related expenses, associated with gas LDC sales. 2021 Utility EPS does not consider the items noted above and other potential impacts, such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. 2021 Utility EPS also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021.To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking 2021 Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control.

Management evaluates the Company’s financial performance in part based on non-GAAP income and Utility EPS. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the Company’s fundamental business performance. These excluded items are reflected in the reconciliation tables, where applicable. CenterPoint Energy’s non-GAAP income and Utility EPS non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies.

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Important Information for Investors and Unitholders

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer filed with the SEC a registration statement on Form S-4, which included a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable have also filed other documents with the SEC regarding the proposed merger. As the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus was mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).

Participants in the Solicitation

The Company, Energy Transfer, Enable and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of the Company is set forth in the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on March 12, 2021 and the Company’s 2020 Form 10-K, which was filed with the SEC on February 25, 2021, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K, which was filed with the SEC on February 19, 2021 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

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